UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 001-8359

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
New Jersey Resources Corporation Employees’ Retirement Savings Plan
Wall, New Jersey

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500 Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024 and Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2022.

New York, New York

June 13, 2025

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	2024	2023
Assets:

Investments, at fair value	356,135,387	326,433,434

Receivables:
Employer contributions	4,391,680	3,712,694
Participant contributions	138,874	—
Notes receivable from participants	4,308,707	4,137,575
Total receivables	8,839,261	7,850,269

Total assets	364,974,648	334,283,703

Net assets available for benefits	$364,974,648	$334,283,703

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

2024
Additions to net assets attributed to:
Investment income:
Dividends	$14,677,167
Net appreciation in fair value of investments	26,325,652
Net investment income	41,002,819

Interest income from notes receivable from participants	319,175

Contributions:
Employer	11,364,698
Participants	15,294,528
Participant rollover	2,643,627
Total contributions	29,302,853

Total additions	70,624,847

Deductions from net assets attributed to:
Benefits paid to participants	39,428,076
Administrative fees	505,826
Total deductions	39,933,902

Net increase	30,690,945

Net assets available for benefits:
Beginning of year	334,283,703
End of year	$364,974,648

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

The New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Plan Administrator) appointed by New Jersey Resources Corporation’s (the Company, NJR or the Sponsor) Board of Directors and is administered in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. The Plan provides a savings component and had provided an employee stock ownership plan component, as described below.

As of January 1, 2025, the Plan was restated to incorporate all prior amendments, comply with current laws and regulations, and to convert the Plan into a safe harbor plan effective as of January 1, 2025.

Subsequent events

The Plan has evaluated subsequent events for recognition or disclosure through June 13, 2025, the date the financial statements were available to be issued.

Savings Component

General

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. Eligible employees are automatically enrolled in the Plan at 3% and their pre-tax contributions are automatically escalated each year up to 6%. Payroll deductions begin with the first available pay period following the completion of 30 days of service, unless the employee elects not to participate. The Plan’s default investments are various T. Rowe Price Retirement Year Funds, which are based on the participants’ year of birth.

Contributions and Vesting

As directed by the Plan Administrator, contributions by employees and the Company are transferred to T. Rowe Price (the Trustee) and held in the Plan’s trust fund for investment and allocation to participants’ accounts.

Employee Contributions

Under the savings component, eligible employees may make contributions of between 1% and 75% of eligible base compensation, as defined in the Plan document, which shall be permitted as either pre-tax or after-tax contributions provided that they are within the calendar year elective deferral limit in effect for 401(k) contributions in accordance with the Internal Revenue Code (IRC). The elective deferral limit for pre-tax contributions was $23,000 for 2024. In addition, employees who have both reached the minimum age of 50 and the elective deferral limit by the end of the plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan year ended December 31, 2024, the Internal Revenue Service allowed catch-up contributions of up to $7,500. The total contribution for any participant may not exceed $69,000 for 2024, except for those who have attained age 50 to 59, and then the total contribution by participant may not exceed $76,500. Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. Effective January 1, 2024, the Plan was amended to allow Roth contributions.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
Employer Matching Contributions

From January 1, 2024 through March 5, 2024, the Company contributed for eligible employees an amount equal to 85% of the first 6% of the pre-tax and/or after-tax participant contributions. Beginning on March 6, 2024, (June 1, 2024, if you were a Union Employee employed by NJR Home Services) the Company’s contribution for eligible employees changed to 100% of the first 3% and 80% of the next 3% of the pre-tax and/or after-tax participant contributions, subject to certain exceptions as described in the Plan document. The Company’s contribution related to those employees was approximately $7.0 million for 2024.

Employer Special Contributions

Non-transitioned union employees of NJR Home Services, an affiliated company, all union employees hired on or after January 1, 2012, and all non-represented employees hired on or after October 1, 2009, are not covered by the Company’s defined benefit plans. For these employees, from January 1, 2024 through March 5, 2024, the Company contributed an amount equal to 3.5% of base compensation for employees with less than five years but more than one year of service and 4.5% of base compensation for employees with five or more years of service. Effective March 6, 2024, (June 1, 2024, if you were a Union Employee employed by NJR Home Services) these contributions increased to 4% and 5%, respectively. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed approximately $1.6 million related to the represented employees and approximately $2.7 million related to the non-represented employees for 2024.

The employer special contribution contribution for all eligible employees is invested consistent with the employee’s current investment fund election or automatically into the Plan’s default investment and may subsequently be directed by the participant into any of the other investment options available under the Plan.

There was no special per capita contribution made during the year ended December 31, 2024.

Employer special contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination, retirement or death.

Vesting

From January 1, 2024 through February 28, 2024, employer matching and special contributions vested on the basis of service as follows: 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Effective March 6, 2024, the employer matching and special contributions for all eligible employees are considered 100% vested. Additionally, beginning on March 1, 2024, (June 1, 2024, if you were a Union Employee employed by NJR Home Services) all employer matching and special contributions for eligible employees are 100% vested at the time of contribution. Contributions are subject to limitations. Employee contributions vest at 100% when made.

Payment of Benefits

Prior to retirement or termination of service with the Company, participants may withdraw their contributions from the Plan subject to certain limitations. Participants may not withdraw the Company’s contributions until they become vested. Withdrawal of participants’ pre-tax funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Notes Receivable from Participants

The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant’s account, or $50,000. The minimum participant loan must be $1,000 and participants may only have one outstanding loan at a time. No loan shall be for a term of more than five years except for loans used to acquire the participant’s principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Plan Administrator. Payments of principal and interest on loans shall be credited to the participant’s account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant’s then current investment selection.

The interest rate for loans will be 1% above the prime rate reported in the Wall Street Journal or such other rate as is prescribed by the Plan Administrator based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates ranged from 4.25 percent to 9.5% at December 31, 2024.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, employer special contributions, loan repayments, if applicable, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the same percentage in the same investment options as the participant directed investments, including NJR stock. The Plan currently offers various investment options for participants.

Forfeited Accounts

Forfeitures are used to reduce Company contributions. At December 31, 2024, forfeited non-vested accounts balance totaled approximately $119,000. The entire forfeiture balance was used to reduce the Company’s special contributions for the year ended December 31, 2024, which was completed in March 2025.

Employee Stock Ownership Plan Component (ESOP)

General

The Plan’s ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants’ respective shares of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification

Distributions to ESOP participants may be made in the case of separation of service, and may be in the form of full shares of the Company’s common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to diversify all or part of their account balance into any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

Certain participants have the option to withdraw a portion of their ESOP accounts once a year after reaching age 55 and ten years of participation in the Plan. This withdrawal option is offered annually to eligible participants until they reach age 59½.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market, then the following provisions shall apply:

The Company shall issue a “put option” to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the common stock of New Jersey Resources held within the Plan in participant accounts.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
Voting Rights

Each participant shall have the right, to the extent of the Company stock allocated to their accounts, to direct the Trustee by proxy, as to the manner in which to vote their shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the Trustee shall be voted by the Trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the Trustee shall have no discretion in this matter. The Trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the common stock of NJR held within the Plan in participant accounts. There were no unallocated NJR common stock shares as of December 31, 2024.

Investment Income

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments, respectively, for the year ended December 31, 2024:

Dividend income	$816,050
Net appreciation in fair value of investments	$784,439

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are presented at fair value, which has been determined based on quoted market prices. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document.

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant's compensation. Special contributions are recorded in the relevant period in accordance with the terms in the Plan document.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
Administrative Expenses

Administrative expenses of the Plan are paid for by the Plan to the extent that they are not paid for by the Company.

In determining the amount of administrative expenses incurred by the Plan, T. Rowe Price provides the Plan with a fixed annual administrative budget that is measured by the rate of administrative fee payments for certain plan investment options. T. Rowe Price credits the Plan's Administrative Budget after each calendar quarter for administrative fee payments that exceed the established fee threshold, as defined. To the extent that the administrative fee payments payable to T. Rowe Price for any quarter do not meet the fixed annual administrative budget amount, the difference is owed to T. Rowe Price by the Plan and/or Plan Sponsor.

For the plan year 2024, T. Rowe Price credited approximately $231,000 to the Plan’s administrative budget account. For the plan year ended December 31, 2024, the Plan used $466,000 of the administrative budget to off-set plan expenses. For the plan year 2024, the Plan earned interest of $27,638 on the unused portion of the administrative budget. As of December 31, 2024, the balance of the administrative budget accounts was approximately $518,000.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.    FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair value would be based on significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds and Per Unit Investments

The Plan’s mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Mutual funds and other per unit investments are valued at quoted market prices in active markets at year end. These investments are categorized within Level 1 of the hierarchy.

Stable Value Fund

Investments in common trust funds during the plan year included the T. Rowe Price Stable Value fund (Stable Value Fund). Net Asset Value (NAV) per share for the Stable Value Fund is provided by the fund administrator and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. NAV is computed daily as of the close of business each day by the Trustee for the fund. NAV is used as a practical expedient to estimate fair value. Participants’ withdrawals are unrestricted and are permitted daily at unit value. A full redemption of the Stable Value Fund by the Plan Sponsor may be subject to a holding period if sufficient liquidity does not exist.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
NJR Stock

Participants can direct their contributions into NJR stock. In addition, as noted above, the Plan’s ESOP holds NJR stock. NJR Stock shares, which are valued at quoted market prices in active markets at year end, are categorized within Level 1 of the hierarchy.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2024
Mutual funds	$277,341,351	—	—	$277,341,351
NJR stock	51,886,667	—	—	51,886,667
Total assets in the fair value hierarchy	$329,228,018	—	—	329,228,018
Investments measured at net asset value (1)				26,907,369
Total investments at fair value				$356,135,387

As of December 31, 2023
Mutual funds	$239,696,724	—	—	$239,696,724
NJR stock	57,732,601	—	—	57,732,601
Total assets in the fair value hierarchy	$297,429,325	—	—	297,429,325
Investments measured at net asset value (1)				29,004,109
Total investments at fair value				$326,433,434
(1)    Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

During the year ended December 31, 2024, there were no transfers between levels.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2024 and 2023, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
As of December 31, 2024
Stable Value Fund	$26,907,369	n/a	Daily	12 months

As of December 31, 2023
Stable Value Fund	$29,004,109	n/a	Daily	12 months

4.    INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $26.3 million during the year ended December 31, 2024.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
Non-Participant Directed Investments

Information about the net assets at fair value relating to the non-participant-directed investments as of December 31, 2024 and 2023, is as follows:

Net assets:	2024	2023
NJR Common Stock ESOP	$18,465,658	$22,926,992
T. Rowe Price Retirement Year Funds	9,989,256	7,881,794
Total non-participant directed investments	$28,454,914	$30,808,786

Information about the significant components of the changes in net assets relating to the non-participant-directed investments for the year ended December 31, 2024, is as follows:
Changes in net assets:		2024
NJR Common Stock ESOP
Dividend income		$816,050
Net appreciation in fair value of investments		784,439
Benefits paid to participants		(5,784,706)
Transfers to participant-directed investments		(277,041)
Administrative expenses		(76)
Net change		(4,461,334)
NJR Common Stock ESOP - beginning of year		22,926,992
NJR Common Stock ESOP - end of year		$18,465,658

T. Rowe Price Retirement Year Funds
Net appreciation in fair value of investments		$1,058,798
Employer contributions		1,700,336
Transfers to participant-directed investments		(122,663)
Benefits paid to participants		(528,909)
Administrative expenses		(100)
Net change		2,107,462
T. Rowe Price Retirement Year Funds - beginning of year		7,881,794
T. Rowe Price Retirement Year Funds - end of year		$9,989,256

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 18, 2013, that the Plan and related trust were designed as “qualified” in accordance with the applicable sections of the IRC. Although the Plan had been amended since the receipt of the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN
7.    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions, as well as the special contributions, at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits as of December 31, 2024 and 2023, and increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2024:

	2024	2023
Net assets available for benefits per the financial statements	$364,974,648	$334,283,703
Less: Amounts due from employer per the financial statements	(4,391,680)	(3,712,694)
Less: Amounts due from participants per the financial statements	(138,874)	—
Net assets available for benefits per Form 5500	$360,444,094	$330,571,009

Contributions received from employer per the financial statements	$11,364,698
Less: Current year contributions receivable from employer per the financial statements	(4,391,680)
Add: Prior year contributions receivable from employer per the financial statements	3,712,694
Contributions received from employer per Form 5500	$10,685,712

Contributions received from participants per the financial statements	$15,294,528
Less: Current year contributions receivable from participants per the financial statements	(138,874)
Contributions received from participants per Form 5500	$15,155,654

Increase in net assets per the financial statements	$30,690,945
Less: Changes in amounts due from employer*	(678,986)
Less: Changes in amounts due from participants**	(138,874)
Net income per Form 5500	$29,873,085
* Included in contributions from employer in Statements of Changes in Net Assets Available for Benefits.

9.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee of the Plan. T. Rowe Price is the Plan Trustee and certain plan assets are invested in the T. Rowe Price Common Trust Funds. The Plan also issues loans to participants, which are secured by the participants’ account balance. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to the Trustee amounted to $26,739 for the year ended December 31, 2024.

At December 31, 2024, the Plan held approximately 1.1 million shares of NJR Common Stock, respectively, with a fair value of approximately $51.9 million. The Plan recorded dividend income from Company common stock of approximately $2.1 million during the year ended December 31, 2024.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

10.    LATE REMITTANCE

During the Plan year ended December 31, 2021, a participant contribution in the amount of $53 was not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company remitted the lost earnings and has taken the appropriate steps to ensure all future remittances are within the prescribed time period.

NEW JERSEY RESOURCES CORPORATION					Plan Number 005
EMPLOYEES’ RETIREMENT SAVINGS PLAN				Tax ID Number 22-2376465

FORM 5500, SCHEDULE H, PART IV, LINE 4a---
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2024

Participant Contributions Transferred Late to the Plan		Total That Constitutes Nonexempt Prohibited Transactions
Year	Check here if late participant loan repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP and PTE 2002‑51**
2021	$53	$—	$53	$—	$—
*    Voluntary Fiduciary Correction Program
**    Prohibited Transaction Exemption 2002-51

NEW JERSEY RESOURCES CORPORATION			Plan Number 005
EMPLOYEES’ RETIREMENT SAVINGS PLAN			Tax ID Number 22-2376465

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Participant Directed:
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	$ **	1,033,492
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	360,200
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	**	2,062,544
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	5,570,928
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	**	11,024,903
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	26,073,116
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	**	21,897,201
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	13,140,472
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	**	12,243,204
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	11,998,187
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	**	9,728,504
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	**	7,527,071
*	T. Rowe Price Retirement 2065 Fund	Mutual Fund	**	348,154
*	T. Rowe Price Government Money Fund	Mutual Fund	**	755,763
	Prudential Total Return Bond Fund Class Q	Mutual Fund	**	10,740,749
	Harbor Capital Appreciation Fund	Mutual Fund	**	21,915,987
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	26,907,369
	Vanguard Institutional Index	Mutual Fund	**	42,830,284
	Vanguard Small Cap Index, Admiral	Mutual Fund	**	13,180,263
	Vanguard Windsor II Fund	Mutual Fund	**	23,600,609
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	8,481,511
	American Funds Capital World Growth and Income Fund	Mutual Fund	**	12,593,028
	Dodge & Cox International Stock Fund	Mutual Fund	**	10,245,925
*	NJR Common Stock	Common Stock	**	33,421,009

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	2,308,207	18,465,658
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	17,686	619
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	660,390	52,201
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	529,514	187,598
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	793,182	776,640
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	801,917	1,874,951
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	44,241	1,361,257
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	1,003,303	1,120,508
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	128,958	1,544,407
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	2,554,310	1,248,807
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	2,176,692	1,119,640
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	529,948	691,838
*	T. Rowe Price Retirement 2065 Fund	Mutual Fund	356,916	10,790

*	Participant loans	Interest rates of 4.25% - 9.50%	—	4,308,707

			$11,905,264	$360,444,094
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investment and, therefore, is not included.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Corporation
Employees’ Retirement Savings Plan

Date: June 13, 2025

By: /s/ Lori DelGiudice
Lori DelGiudice
Plan Administrator

/s/ Roberto F. Bel
Roberto F. Bel
Plan Sponsor

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.